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July 3, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Dietrich A. King

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pattern Energy Group Inc.
Amendment No. 3 to Confidential Draft Registration Statement on Form S-1
Submitted April 24, 2013
Response dated May 9, 2013
CIK No. 0001561660

Dear Mr. King:

On behalf of our client, Pattern Energy Group Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission to the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Confidential Submission Amendment No. 4”) to the above-captioned Confidential Draft Registration Statement on Form S-1 that the Company originally submitted to the Securities and Exchange Commission (the “Commission”) on November 13, 2012, as amended by Confidential Submission Amendment No. 1 submitted to the Commission on December 31, 2012, Confidential Submission Amendment No. 2 submitted to the Commission on January 28, 2013 and Confidential Submission Amendment No. 3 submitted to the Commission on April 24, 2013 (collectively, the “Registration Statement”).

Confidential Submission Amendment No. 4 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Michael M. Garland, the Company’s President and Chief Executive Officer, dated May 17, 2013, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Confidential Submission Amendment No. 4, marked to show changes against Confidential Submission Amendment No. 3, in the traditional non-EDGAR format to each of Mr. Scott Anderegg and you.

The numbered paragraphs in italics below set forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 3, 2013

Index to Financial Statements

Combined Statements of Cash Flows, page F-13

1.	We note your response to comment 2 in our letter dated May 8, 2013. As you make reference to ASC 230-10-45-14(c), please explain in further detail why you believe Section 1603 grants represent “capital cash flows” as that term is used by the AICPA’s task force’s report, Display in the Financial Statements of Not-for-Profit Organizations.

You also state in your response that “[a]ccording to the ARRA Grant Program Guidance, the purpose of the payment is to provide funds to eligible applicants for a portion of the cost of eligible property.” As you have recorded cash outflows to acquire or construct assets that gave rise to Section 1603 grants within investing activities, and recorded the receipt of the grants as a reduction of the carrying amount of the related asset, please explain to us your considerations of why these amounts should not be reflected within investing activities.

Response: The Company advises the Staff that, given the diversity in classification of Section 1603 cash grants among industry participants and the lack of specific authoritative guidance, and in light of its decision to account for Section 1603 grants as a reduction of the carrying amount of the related asset on its combined balance sheets, it will reclassify cash inflows from its Section 1603 grants from the financing activities section of its combined statement of cash flows to the investing activities section in Confidential Submission Amendment No. 4, filed concurrently with this letter.

*    *    *    *

July 3, 2013

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1284 or my colleague, Patrick H. Shannon, at (202) 637-1028 with any questions or further comments you may have regarding this confidential submission or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II of LATHAM & WATKINS LLP

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Patrick H. Shannon, Latham & Watkins LLP

Brandon J. Bortner, Latham & Watkins LLP

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